EXHIBIT 99.1

Centerra Gold Announces 2023 Year-End Mineral Reserves and Resources and Provides Exploration Update

This news release contains forward-looking information that is subject to risk factors and assumptions as set out in the Cautionary Note Regarding Forward-Looking Information below. All figures are in United States dollars unless otherwise stated.

TORONTO, Feb. 14, 2024 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) announces its 2023 year-end estimates for mineral reserves and mineral resources. Proven and probable gold mineral reserves were 3.6 million ounces and proven and probable copper mineral reserves were 961 million pounds, as of December 31, 2023. Measured and indicated gold mineral resources were 6.9 million ounces as of December 31, 2023, driven by a significant increase at Mount Milligan. The Company is encouraged by the large mineral endowment at Mount Milligan setting the stage for potential future mine life growth.

Centerra Year-End Gold Mineral Reserves and Mineral Resources(1)

	2023			2022
Property	Tonnes (kt)	Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Grade (g/t)	Contained Gold (koz)
Proven and Probable Gold Mineral Reserves
Mount Milligan Mine	250,025	0.35	2,822	223,957	0.37	2,643
Öksüt Mine	25,255	1.01	819	27,098	1.08	941
Kemess Underground	-	-	-	107,381	0.50	1,868
Total	275,280	0.41	3,641	358,436	0.46	5,452
Measured and Indicated Gold Mineral Resources
Mount Milligan Mine	259,860	0.27	2,333	182,734	0.30	1,740
Öksüt Mine	6,752	0.55	119	17,377	0.49	272
Kemess Open Pit	111,682	0.27	980	-	-	-
Kemess Underground	139,920	0.50	2,265	173,719	0.31	1,737
Kemess East	93,454	0.39	1,182	177,500	0.40	2,305
Total	611,668	0.35	6,880	551,330	0.34	6,053
Inferred Gold Mineral Resources
Mount Milligan Mine	7,795	0.34	84	5,685	0.46	83
Öksüt Mine	348	0.78	9	2,329	0.41	31
Kemess Open Pit	13,691	0.26	116	-	-	-
Kemess Underground	-	-	-	47,700	0.34	529
Kemess East	-	-	-	29,300	0.30	283
Total	21,833	0.30	209	85,014	0.34	926

1) As of December 31, 2023. Refer to Tables “Centerra Gold Inc. 2023 Year-End Mineral Reserve and Resources Summary – Gold” and “Centerra Gold Inc. 2023 Year-End Mineral Reserve and Resources Summary – Other Metals”, including their respective footnotes and the “Additional Footnotes” section below.

  Mount Milligan: Centerra entered into an additional agreement with RGLD Gold AG, a subsidiary of Royal Gold, Inc., relating to Mount Milligan, which immediately extends the mine life by two years to 2035 and grows the mineral resources to 510 million tonnes, inclusive of reserves. For additional details, please refer to the announcement entitled “Centerra Gold Announces Mount Milligan Mine Life Extension and New Agreements with Royal Gold”, which was issued in conjunction with this news release on February 14, 2024.
  Kemess: The Kemess underground block cave project is not a priority for Centerra’s project pipeline at this time. The prior mineral reserves and resources estimate produced for this project were completed with costs and commodity price assumptions that are no longer applicable. As a result, the Company has applied current capital, operating and metal price assumptions to reclassify the historical reserves as a blend of open pit and underground resources. Confirmation and exploration drilling, as well as technical studies are planned for 2024 and are expected to provide an updated mining and processing concept which may unlock additional value. Kemess benefits from infrastructure already on site, several permits in place, and an impact benefit agreement with its First Nation partners. Centerra remains optimistic that Kemess could be a future source of gold and copper production.

Centerra Year-End Copper Mineral Reserves and Mineral Resources(1)

	2023			2022
Property	Tonnes (kt)	Grade (% copper)	Contained Copper (Mlbs)	Tonnes (kt)	Grade (% copper)	Contained Copper (Mlbs)
Proven and Probable Copper Mineral Reserves
Mount Milligan Mine	250,025	0.17	961	223,957	0.18	902
Kemess Underground	-	-	-	107,381	0.27	630
Total	250,025	0.17	961	331,338	0.21	1,532
Measured and Indicated Copper Mineral Resources
Mount Milligan Mine	259,860	0.15	851	182,734	0.17	695
Kemess Open Pit	111,682	0.14	337	-	-	-
Kemess Underground	139,920	0.25	779	173,719	0.18	697
Kemess East	93,454	0.30	628	177,500	0.36	1,410
Berg	-	-	-	609,986	0.27	3,651
Total Copper	604,916	0.19	2,595	1,143,939	0.26	6,453
Inferred Gold Mineral Resources
Mount Milligan Mine	7,795	0.14	24	5,685	0.07	8
Kemess Open Pit	13,691	0.16	48	-	-	-
Kemess Underground	-	-	-	47,700	0.20	210
Kemess East	-	-	-	29,300	0.31	203
Berg	-	-	-	28,066	0.22	138
Total Copper	21,486	0.15	72	110,751	0.23	559

1) As of December 31, 2023. Refer to Tables “Centerra Gold Inc. 2023 Year-End Mineral Reserve and Resources Summary – Gold” and “Centerra Gold Inc. 2023 Year-End Mineral Reserve and Resources Summary – Other Metals”, including their respective footnotes and the “Additional Footnotes” section below.

  Berg: In December 2023, Centerra entered into an agreement to sell its 100% interest in the Berg Property to Surge Copper Corp., which was completed in January 2024. Surge had been earning into a 70% interest in the Berg Property, and following the sale, Centerra holds approximately 15% of Surge’s outstanding common shares. As a result, Berg is not included in Centerra’s overall copper resources at the end of 2023.

Exploration Update

Exploration activities in the fourth quarter of 2023 included drilling, surface rock and soil sampling, geological mapping, and geophysical surveying, targeting gold and copper mineralization at the Company’s projects and properties in Canada, Türkiye, and the United States.

2023 Exploration Highlights

  Significant mineral endowment at Mount Milligan sets the stage for potential future resource additions, including possibilities for near-surface additions and depth extensions.
  Resource delineation for oxide and transition material continued at the Goldfield project, with emphasis on extending known mineralization from the Gemfield deposit.
  Positive initial results at the Oakley project early in 2023 warranted a follow up drilling campaign.
  Fourth quarter of 2023 drilling program included 7,967 metres of drilling.
  Full year 2023 drilling totalled 94.7 kilometres, including greenfield projects.

2024 Exploration Outlook

  Pursue further exploration activities to identify potential extensions and enhancements to existing resources at Mount Milligan.
  Commence drill test programs at all identified target areas in Canada, United States, and Türkiye.
  Continue with advanced exploration activities at Goldfield and Oakley.
  Exploration expenditures in 2024 are expected to be $35 to $45 million, including $17 to $22 million of brownfield exploration, and $18 to $23 million of greenfield and generative exploration programs.

Mount Milligan Mine (“Mount Milligan”)

  Ongoing exploration drilling program at Mount Milligan aimed at expanding the mineral resource base significantly.
  In 2023, 80% of exploration drilling focused on the pit and three brownfield areas, revealing mineralization in tested areas west of the pit margin and below the ultimate pit boundary.
  Goldmark, Boundary and South Boundary present possibilities for near-surface additions, while North Slope, DWBX Extension, and Saddle West are being tested for depth extensions.
  Encouraged by the significant mineral endowment and potential future resource additions at Mount Milligan, Centerra plans to invest approximately $5 to $7 million in exploration at Mount Milligan in 2024.

Mount Milligan Brownfield Drilling and Exploration

Figure 1: Plan view of Mount Milligan pits (2022 and 2023) showing major porphyry corridors.

Figure 2: Long section view of Mount Milligan pits (2022 and 2023), looking north, showing gold and copper grade contours.

Figure 3: Long section view of Mount Milligan pits (2022 and 2023), looking northwest, showing gold and copper grade contours.

The DWBX zone is the depth extension of the WBX porphyry-style gold-copper mineralization currently mined in the pit. Mineralization is associated with potassic alteration and early quartz veins within the DWBX stock and stock margins. Results received to-date show the depth extension of the mineralization and potential to extend the pit to mine DWBX and DWBX Extension. Some selected significant results received during the year include:

Hole #23-1475 : 51.6m @ 0.73 g/t Au, 0.047% Cu from 335m
Hole #23-1484 : 50.7m @ 1.60 g/t Au, 0.177% Cu from 173m
Hole #23-1484 : 72.0m @ 0.65 g/t Au, 0.202% Cu from 447m
Hole #23-1487 : 157.6m @ 0.23g/t Au, 0.035% Cu from 271m

The Goldmark zone is directly west of the current Mount Milligan pit design, situated above the high grade DWBX zone. Drilling during the year aimed to test the western extent of the Goldmark mineralization that had been intersected in previous drilling programs. Shallow porphyry-style gold and copper mineralization is hosted at the margins of dykes and the Goldmark stock. High gold-low copper (“HGLC”) style mineralization occurs throughout the zone. The results show potential for shallow resource addition and the extension of mineralization west of the existing pit boundary. Significant results include:

Hole #23-1480 : 55.5m @ 1.55 g/t Au, 0.026% Cu from 13m
Hole #23-1481 : 90.2m @ 0.49 g/t Au, 0.054% Cu from 419m
Hole #23-1485 :132.0m @ 0.25 g/t Au, 0.192% Cu from 366m

The North Slope zone is approximately 1.5 kilometres from the western margins of the existing pit boundary. Assays returned show localized shallow zones of low-grade gold and copper mineralization related to the North Slope stock, with higher-grade porphyry-style gold and copper mineralization at depth. Significant results include:

Hole #23-1491 : 58.0m @ 0.17 g/t Au, 0.102% Cu from 443m
Hole #23-1493 : 50.5m @ 0.19 g/t Au, 0.219% Cu from 489m
Hole #23-1503 : 43.8m @ 0.21 g/t Au, 0.303% Cu from 439m

The Saddle zone and the Saddle West zone are south of Goldmark, along the western margins and within one kilometre of the current pit boundary. The program was designed for resource expansion, targeting extension of deep HGLC mineralization below the current pit. Results returned show potential for deep resource addition adjacent to and below the current pit boundary. Significant results include:

Hole # 23-1470 : 61.0m @ 0.895 g/t Au, 0.005% Cu from 476m
Hole # 23-1467 : 106.7m @ 0.259 g/t Au, 0.023% Cu from 344m
Hole #23-1471 : 12.3m @ 1.45g/t Au ; 0.022% Cu from 498m

The Boundary zone is within 500 metres of the western margins of the Southern Star pit boundary. Assays returned show shallow and deep porphyry-style gold and copper mineralization associated with dykes in the Boundary zone and the extension of the Southern Star stock at depth. Mineralization is associated with potassic and propylitic alteration, often overprinted by quartz-sericite-pyrite alteration, with early quartz veins and chalcopyrite ± pyrite veins. Significant results include:

Hole #23-1514 : 25.0m @ 0.152 g/t Au, 0.181% Cu from 129m
Hole #23-1509 : 73.7m @ 0.336 g/t Au, 0.066% Cu from 215.3m
Hole #23-1510 : 42.4m @ 0.202 g/t Au, 0.322% Cu from 511.6m
Hole #23-1507 : 35.6m @ 0.219 g/t Au, 0.216% Cu from 455m

In addition to the east-west corridor, drill testing was carried out within the southwest-northeast corridor at M6 and Orica, both targets were interpreted as linking to the Southern Star pit. M6 and Orica drill testing zones are approximately 1.5 kilometre west and southwest respectively from the western margins of the Southern Star ultimate pit boundary. Results received show mineralization potential in a relatively underexplored area, especially to the southwest. The porphyry-style gold and copper mineralization in these target areas are expected to be part of the focus in 2024.

Goldfield Project (“Goldfield”)

  Goldfield achieved 49 kilometres of drilling in 2023.
  Fourth quarter exploration program totalled 4,024 metres in 16 core drill holes and 23,160 metres in 103 reverse circulation holes.
  Three satellite prospects east of the Gemfield deposit (Jupiter, Callisto, Kendall) were drill tested, with Jupiter and Callisto indicating a transition from deeper sulfide to shallow oxide mineralization in the up-dip projection.

Gemfield deposit and its immediate satellite target areas are geologically characterized by gently-dipping, intermediate and felsic volcanic units unconformably overlain by unconsolidated pebble to cobble conglomerate and down-dropped by post-mineral normal faults. Mineralization is typically hosted in stratabound Sandstorm rhyolite, although lower grade mineralization can be found in several of the felsic units, and is associated with a large, widespread blanket of quartz - alunite alteration dominated by pyrite in a high sulfidation environment. The Jupiter and Callisto prospects represent deeper sulfide mineralization transitioning to shallow oxide mineralization in the up-dip projection of the host stratigraphy. Exploration activities focused on defining the extent of the oxide mineralization, and additional exploration activities are planned at both Jupiter and Callisto in 2024. Significant results received during the year include:

Hole #GEM-23-R122 : 80.0m @ 6.94g/t Au from 65m
Hole #GEM23D26 : 173.5m @ 1.82 g/t Au from 441m
Hole #GEM23R170 : 190.0m @ 1.20 g/t Au from 370m
Hole #GEM23R170 : 170.0m @ 0.47 g/t Au from 595m
Hole #GEM-23-R112 : 80.0m@ 1.41 g/t Au from 315m
Hole #GEM23R175 : 85.0m@ 1.18 g/t Au from 435m
Hole #GEM23R157 : 170.0m @ 0.47 g/t Au from 605m
Hole #GEM-23-R125 : 50.0m @ 1.55 g/t Au from 250m
Hole #GEM-23-R102 : 40.0m @ 1.79 g/t Au from 290m
Hole #GEM-23-R116 : 200.0m @ 0.35 g/t Au from 125m

Oakley Project (“Oakley”)

In 2023, Centerra earned into a 70% interest in Oakley and subsequently acquired the remaining 30% interest from Excellon Resources Inc., bringing the Company’s total interest in the project to 100%. Exploration activities in the second half of 2023 continued to define a near-surface, structurally controlled, low sulfidation epithermal gold occurrence at the Blue Hill prospect. Additional epithermal style gold prospects were identified in the fourth quarter in other parts of the project area. These targets will be drill tested during 2024. Significant results received during the year include:

Hole #BHC-23-10 : 46.5m @ 0.55 g/t Au from 27.5m
Hole #BHC-23-10 : 64.0m @ 0.40 g/t Au from 78.0m
Hole #BHC-23-11 : 32.9m @ 0.34 g/t Au from 45.2m
Hole #BHC-23-11 : 25.0m @ 0.94 g/t Au from 102.0m
Hole #BHC-23-17 : 39.8m @ 0.28 g/t Au from 35.5m
Hole #BHC-23-20 : 45.5m @ 0.43 g/t Au from 79.0m
Hole #BHC-23-21 : 32.1m @ 0.32 g/t Au from 61.5m
Hole #BHC-23-21 : 38.5m @ 0.49 g/t Au from 159.0m
Hole #BHC-23-27 : 34.1m @ 0.34 g/t Au from 91.5m
Hole #BHC-23-27 : 47.0m @ 0.39 g/t Au from 129.4m

Öksüt Mine (“Öksüt”)

In the fourth quarter of 2023, five core drill holes were completed at Öksüt, aimed to test for a potential deep porphyry target beneath the Keltepe and Güneytepe pits. The exploration for deep porphyry deposits was initiated based on historical drill holes confirming potassic alteration related to porphyry intrusive on the Öksüt license. In 2024, a detailed alteration analysis is expected to be carried out using 2023 and deep historical holes drilled in and around Öksüt.

A full listing of the drill results has been filed on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov/edgar, and is available on the Company’s website at www.centerragold.com.

Centerra Gold Inc. 2023 Year-End Mineral Reserve and Resources Summary – Gold (1)
as of December 31, 2023 (see additional footnotes below)

Proven and Probable Gold Mineral Reserves
	Proven			Probable			Total Proven and Probable
Property	Tonnes	Grade	Contained Gold (koz)	Tonnes	Grade	Contained Gold (koz)	Tonnes	Grade	Contained Gold (koz)
	(kt)	(g/t)		(kt)	(g/t)		(kt)	(g/t)
Mount Milligan (4)	215,640	0.34	2,387	34,386	0.39	435	250,025	0.35	2,822
Öksüt	1,140	1.10	40	24,116	1.00	779	25,255	1.01	819
Total	216,780	0.35	2,427	58,502	0.64	1,214	275,280	0.41	3,641

Measured and Indicated Gold Mineral Resources (2)
	Measured			Indicated			Total Measured and Indicated
Property	Tonnes	Grade	Contained Gold (koz)	Tonnes	Grade	Contained Gold (koz)	Tonnes	Grade	Contained Gold (koz)
	(kt)	(g/t)		(kt)	(g/t)		(kt)	(g/t)
Mount Milligan (4)	118,289	0.25	966	141,571	0.30	1,367	259,860	0.27	2,333
Öksüt	907	0.45	13	5,844	0.56	106	6,752	0.55	119
Kemess Open Pit				111,682	0.27	980	111,682	0.27	980
Kemess Underground	-	-	-	139,920	0.50	2,265	139,920	0.50	2,265
Kemess East	-	-	-	93,454	0.39	1,182	93,454	0.39	1,182
Total	119,197	0.26	979	492,471	0.37	5,901	611,668	0.35	6,880

Inferred Gold Mineral Resources (3)
Property	Tonnes	Grade	Contained Gold (koz)
	(kt)	(g/t)
Mount Milligan (4)	7,795	0.34	84
Öksüt	348	0.78	9
Kemess Open Pit	13,691	0.26	116
Kemess Underground	-	-	-
Kemess East	-	-	-
Total	21,833	0.30	209

1) Centerra’s equity interests as of this news release are as follows: Mount Milligan 100%, Öksüt 100%, Kemess Open Pit, Kemess Underground and Kemess East 100%. Mineral reserves and resources for these properties are presented on a 100% basis. Numbers may not add up due to rounding.
2) Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
3) Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.
4) Production at Mount Milligan is subject to a streaming agreement with RGLD Gold AG and Royal Gold, Inc. (collectively, “Royal Gold”) which entitles Royal Gold to 35% of gold sales from the Mount Milligan Mine. Under the stream arrangement, Royal Gold will pay a reduced price per ounce of gold delivered. Mineral reserves and resources for the Mount Milligan property are presented on a 100% basis.

Centerra Gold Inc. 2023 Year-End Mineral Reserve and Resources Summary - Other Metals (1)
as of December 31, 2023 (see additional footnotes below)

	Tonnes (kt)	Copper Grade (%)	Contained Copper (Mlbs)	Molybdenum Grade (%)	Contained Molybdenum (Mlbs)	Silver Grade (g/t)	Contained Silver (koz)

Proven Mineral Reserves
Mount Milligan (4)	215,640	0.17	828	-	-	-	-
Probable Mineral Reserves
Mount Milligan (4)	34,386	0.18	134	-	-	-	-
Total Proven and Probable Mineral Reserves
Mount Milligan (4)	250,025	0.17	961	-	-	-	-
Total Copper	250,025	0.17	961	-	-	-	-

Measured Mineral Resources (2)
Mount Milligan (4)	118,289	0.17	433	-	-	-	-
Kemess Open Pit	-	-	-	-	-	-	-
Kemess Underground	-	-	-	-	-	-	-
Kemess East	-	-	-	-	-	-	-
Thompson Creek	57,645	-	-	0.07	92	-	-
Endako	47,100	-	-	0.05	48	-	-

Indicated Mineral Resources (2)
Mount Milligan (4)	141,571	0.13	418	-	-	-	-
Kemess Open Pit	111,682	0.14	337	-	-	1.19	4,262
Kemess Underground	139,920	0.25	779	-	-	1.90	8,544
Kemess East	93,454	0.30	628	-	-	1.66	5,000
Thompson Creek	59,498	-	-	0.07	85	-	-
Endako	122,175	-	-	0.04	118	-	-

Total Measured and Indicated Mineral Resources (2)
Mount Milligan (4)	259,860	0.15	851	-	-	-	-
Kemess Open Pit	111,682	0.14	337	-	-	1.19	4,262
Kemess Underground	139,920	0.25	779	-	-	1.90	8,544
Kemess East	93,454	0.30	628	-	-	1.66	5,000
Total Copper and Silver	604,916	0.19	2,595	-	-	1.61	17,806
Thompson Creek	117,143	-	-	0.07	177	-	-
Endako	169,275	-	-	0.04	166	-	-
Total Molybdenum	286,418	-	-	0.05	343	-	-

Inferred Mineral Resources (3)
Mount Milligan (4)	7,795	0.14	24	-	-	-	-
Kemess Open Pit	13,691	0.16	48	-	-	1.40	615
Kemess Underground	-	-	-	-	-	-	-
Kemess East	-	-	-	-	-	-	-
Total Copper and Silver	21,486	0.15	72	0	-	-	-
Thompson Creek	806	-	-	0.04	1	-	-
Endako	47,325	-	-	0.04	44	-	-
Total Molybdenum	48,131	-	-	0.04	45	-	-

1) Centerra’s equity interests as of this news release are as follows: Mount Milligan 100%, Kemess Open Pit, Kemess Underground, and Kemess East 100%, Thompson Creek 100%, and Endako 75%. Mineral reserves and resources for these properties are presented on a 100% basis. Numbers may not add up due to rounding.
2) Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
3) Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.
4) Production at Mount Milligan is subject to a streaming agreement which entitles Royal Gold to 18.75% of copper sales from the Mount Milligan Mine. Under the stream arrangement, Royal Gold will pay a reduced percentage of the spot price per metric tonne of copper delivered. Mineral reserves and resources for the Mount Milligan property are presented on a 100% basis.

Additional Footnotes

General

  A conversion factor of 31.1035 grams per troy ounce of gold is used in the mineral reserve and mineral resource estimates.

Mount Milligan Mine

  The mineral reserves have been estimated based on a gold price of $1,500 per ounce, copper price of $3.50 per pound and an exchange rate of 1USD:1.30CAD.
  The open pit mineral reserves are estimated based on a Net Smelter Return (“NSR”) cut-off of $8.65 per tonne (C$11.25 per tonne) that takes into consideration metallurgical recoveries, concentrate grades, transportation costs, and smelter treatment charges to determine economic viability.
  The mineral resources have been estimated based on a gold price of $1,800 per ounce, copper price of $3.75 per pound, and an exchange rate of 1USD:1.30CAD.
  The open pit mineral resources are constrained by a pit shell and are reported based on a NSR cut-off of $8.46 per tonne (C$11.00 per tonne) that takes into consideration metallurgical recoveries, concentrate grades, transportation costs, and smelter treatment charges to determine economic viability.
  Further information concerning the Mount Milligan deposit, operation, as well as environmental and other risks is described in Centerra’s most recently filed Annual Information Form and in the Mount Milligan Mine Technical Report (“TR”), each of which has been filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are consistent with industry standards and were carried out by independent, certified assay labs.
  The resource tables above do not include the 2023 exploration drill results.

Öksüt Mine

  The mineral reserves have been estimated based on a gold price of $1,425 per ounce and an exchange rate of 1USD:18.5TL.
  The open pit mineral reserves are estimated based on 0.16 grams of gold per tonne cut-off grade.
  Open pit optimization used a tonne-weighted LOM metallurgical recovery of 77% (Keltepe Pit 76%, Güneytepe Pit 86%).
  The mineral resources have been estimated based on a gold price of $1,800 per ounce.
  Open pit mineral resources are constrained by a pit shell and are estimated based on 0.16 grams of gold per tonne cut-off grade.
  Further information concerning the Öksüt deposit, operation, as well as environmental and other risks is described in Centerra’s most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar and the Technical Report on the Öksüt Project, dated September 3, 2015, which is available on SEDAR+ at www.sedarplus.ca. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are consistent with industry standards and were carried out by independent, certified assay labs.

Kemess Main

  The mineral resources have been estimated based on a gold price of $1,800 per ounce, copper price of $3.75 per pound and an exchange rate of 1USD:1.30CAD.
  The mineral resources are estimated based on a NSR cut-off of C$12.92 open pit and a NSR shut-off value of C$22.92 per tonne for underground block cave mining option that takes into consideration metallurgical recoveries, concentrate grades, transportation costs, and smelter treatment charges.
  Further information concerning the Kemess Underground and Open Pit deposits are described in the technical report dated July 14, 2017, and filed on SEDAR+ at www.sedarplus.ca by AuRico Metals Inc. The technical report describes the exploration history, geology, and style of gold mineralization at the Kemess Main deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are consistent with industry standards and were carried out by independent, certified assay labs.

Kemess East

  The mineral resources have been estimated based on a gold price of $1,800 per ounce, copper price of $3.75 per pound, and an exchange rate of 1USD:1.30CAD.
  The mineral resources are estimated based on a NSR shut-off of C$22.92 per tonne for underground block cave mining option that takes into consideration metallurgical recoveries, concentrate grades, transportation costs, and smelter treatment charges.
  Further information concerning the Kemess East project is described in the technical report dated July 14, 2017, and filed on SEDAR+ at www.sedarplus.ca by AuRico Metals Inc. The technical report describes the exploration history, geology, and style of gold mineralization at the Kemess East project. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are consistent with industry standards and were carried out by independent, certified assay labs.

Thompson Creek Mine

  The mineral resources have been estimated based on a molybdenum price of $14.00 per pound.
  The open pit mineral resources are constrained by a pit shell and are estimated based on a 0.030% molybdenum cut-off grade.
  Further information concerning the Thompson Creek deposit is described in the technical report dated February 2011 and filed on SEDAR+ at www.sedarplus.ca by Thompson Creek Metals Company Inc. The technical report describes the exploration history, geology, and style of molybdenum mineralization at the Thompson Creek deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are consistent with industry standards and were carried out by independent, certified assay labs.

Endako Mine

  The mineral resources have been estimated based on a molybdenum price of CAD14.00 per pound and an exchange rate of 1USD:1.25CAD.
  The open pit mineral resources are constrained by a pit shell and are estimated based on a 0.025% molybdenum cut-off grade.
  Further information concerning the Endako deposit is described in the technical report dated September 12, 2011, and filed on SEDAR+ at www.sedarplus.ca by Thompson Creek Metals Company Inc. The technical report describes the exploration history, geology, and style of molybdenum mineralization at the Endako deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are consistent with industry standards and were carried out by independent, certified assay labs.

Qualified Person – Mineral Reserves and Resources

Jean-Francois St-Onge, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Senior Director, Technical Services, has reviewed and approved the scientific and technical information related to mineral reserves at Mount Milligan and mineral resources at Kemess Open Pit, Kemess Underground and Kemess East contained in this news release. Mr. St-Onge is a Qualified Person within the meaning of Canadian Securities Administrator’s NI 43-101 Standards of Disclosure for Mineral Projects.

Andrey Shabunin, Professional Engineer, member of Professional Engineers of Ontario (PEO) and General Manager of Öksüt Mine, has reviewed and approved the scientific and technical information related to mineral reserves at Öksüt contained in this news release. Mr. Shabunin is a Qualified Person within the meaning of Canadian Securities Administrator’s NI 43-101 Standards of Disclosure for Mineral Projects.

AC (Chris) Hunter, Professional Geoscientist, member of the Engineers and Geoscientists of British Columbia (EGBC) and Centerra’s Senior Geologist, has reviewed and approved the scientific and technical information related to mineral resources estimates at Mount Milligan contained in this news release. Mr. Hunter is a Qualified Person within the meaning of Canadian Securities Administrator’s NI 43-101 Standards of Disclosure for Mineral Projects.

Lars Weiershäuser, PhD, P.Geo., and Centerra’s Director, Geology, has reviewed and approved the scientific and technical information related to mineral resources estimates contained related to Öksüt in this news release. Dr. Weiershäuser is a Qualified Person within the meaning of Canadian Securities Administrator’s NI 43-101 Standards of Disclosure for Mineral Projects.

All other scientific and technical information presented in this document were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Executive Vice President and Chief Operating Officer and Anna Malevich, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Senior Director, Projects each of whom is a qualified person for the purpose of NI 43-101.

All mineral reserve and resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.

Mineral reserve and mineral resource estimates are forward-looking information and are based on key assumptions and are subject to material risk factors. If any event arising from these risks occurs, the Company’s business, prospects, financial condition, results of operations or cash flows, and the market price of Centerra’s shares could be adversely affected. Additional risks and uncertainties not currently known to the Company, or that are currently deemed immaterial, may also materially and adversely affect the Company’s business operations, prospects, financial condition, results of operations or cash flows, and the market price of Centerra’s shares. See the section entitled “Risk That Can Affect Centerra’s Business” in the Company’s annual Management’s Discussion and Analysis (MD&A) for the year-ended December 31, 2022, available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar  and see also the discussion below under the heading “Caution Regarding Forward-looking Information”.

Qualified Person & QA/QC – Exploration

Exploration information and related scientific and technical information in this document regarding the Mount Milligan Mine were prepared, reviewed, verified, and compiled in accordance with the standards of NI 43-101 by Cheyenne Sica, Member of the Association of Professional Geoscientists Ontario and Member of Engineers and Geoscientists British Columbia, and Exploration Manager at Centerra’s Mount Milligan Mine, who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Mount Milligan Mine’s deposit is described in the Company’s most recently filed annual information form and a technical report dated November 7, 2022 (with an effective date of December 31, 2021) prepared in accordance with NI 43-101, both of which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Exploration information and related scientific and technical information in this document regarding the Öksüt Mine, the Goldfield District Project, Oakley Project, and all other exploration projects were prepared, reviewed, verified, and compiled in accordance with the standards of NI 43-101 by Richard Adofo, Member of the Professional Association of Geoscientists Ontario and Vice President, Exploration & Resource at Centerra, who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Öksüt deposit is described in the Company’s most recently filed annual information form, which is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar, and in a technical report dated September 3, 2015 (with an effective date of June 30, 2015) prepared in accordance with NI 43-101, which is available on SEDAR+ at www.sedarplus.ca. The Goldfield District Project is described in in the Company’s most recently filed annual information form, which is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

All other scientific and technical information presented in this document were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO), who is a qualified person for the purpose of NI 43-101.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Goldfield District Project in Nevada, United States, the Kemess Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Lana Pisarenko
Senior Manager, Investor Relations
lana.pisarenko@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Caution Regarding Forward-Looking Information

This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking statements. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “assume”, “continue”, “estimate”, “expect”, “ongoing”, “plan”, “potential”, “target” or “update”, or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved or the negative connotation of such terms. Such statements include but may not be limited to: mineral reserve and mineral resource estimates; life of mine estimates and operating and capital costs; future exploration potential; timing and scope of future exploration (brownfields or greenfields); and other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates or amounts not yet determinable and assumptions of management.

The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Market price fluctuations in gold, copper, and other metals, as well as increased capital or production costs or reduced recovery rates may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of mineral reserves. The extent to which mineral resources may ultimately be reclassified as proven or probable mineral reserves is dependent upon the demonstration of their profitable recovery. Economic and technological factors, which may change over time, always influence the evaluation of mineral reserves or mineral resources. Centerra has not adjusted mineral resource figures in consideration of these risks and, therefore, Centerra can give no assurances that any mineral resource estimate will ultimately be reclassified as proven and probable mineral reserves.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction. Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred mineral resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred mineral resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that mineral resources of any category can be upgraded to mineral reserves through continued exploration.

Centerra’s mineral reserve and mineral resource figures are estimates, and Centerra can provide no assurances that the indicated levels of gold or copper will be produced, or that Centerra will receive the metal prices assumed in determining its mineral reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results, and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Centerra believes that these mineral reserve and mineral resource estimates are well established, and the best estimates of Centerra’s management, by their nature mineral reserve and mineral resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences, which may ultimately prove unreliable. If Centerra’s mineral reserve or mineral reserve estimates for its properties are inaccurate or are reduced in the future, this could have an adverse impact on Centerra’s future cash flows, earnings, results, or operations and financial condition.

Centerra estimates the future mine life of its operations. Centerra can give no assurance that mine life estimates will be achieved. Failure to achieve these estimates could have an adverse impact on Centerra’s future cash flows, earnings, results of operations, and financial condition.

Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release are set out in the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov/edgar). The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Photos accompanying this announcement are available at

https://www.globenewswire.com/NewsRoom/AttachmentNg/8b93d132-3314-484f-a1c9-524607d8fd46

https://www.globenewswire.com/NewsRoom/AttachmentNg/d4c5b748-fb3b-470e-b4d8-5cb8e8321492

https://www.globenewswire.com/NewsRoom/AttachmentNg/a7a5d594-9768-497a-9494-84ba337ace91

A PDF accompanying this announcement is available at

http://ml.globenewswire.com/Resource/Download/a73c967f-de0b-4b8c-84d1-37aca33bc48d

Centerra Gold Inc. - Mount Milligan Project
Diamond Drill Hole Locations
Period: October 1st to December 31st, 2023

Hole ID	Location Easting**	Location Northing**	Elevation (m)	Length (m)	Collar Azimuth***	Collar Dip	Purpose
23-1478*	433912.69	6109101.23	1134.39	345.00	115.84	-79.27	Near-pit exploratin
23-1482*	433925.68	6108929.36	1101.23	279.00	216.43	-54.75	Near-pit exploratin
23-1484*	433857.93	6109100.73	1133.92	540.00	5.27	-73.27	Near-pit exploratin
23-1487*	433818.16	6109562.78	1166.94	429.00	94.58	-66.69	Near-pit exploratin
23-1490*	433938.69	6109681.95	1147.28	381.00	89.00	-74.54	Near-pit exploratin
23-1491*	432739.02	6109385.48	1302.97	550.16	123.82	-63.25	Brownfield exploration
23-1493*	432456.93	6109417.31	1318.67	539.50	109.17	-82.12	Brownfield exploration
23-1496*	432430.23	6109303.04	1278.55	578.21	99.42	-80.07	Brownfield exploration
23-1499*	432840.52	6108812.97	1105.08	567.00	110.97	-75.21	Brownfield exploration
23-1500*	432424.26	6109523.76	1331.90	606.55	69.82	-76.95	Brownfield exploration
23-1501*	432195.14	6109622.80	1306.25	583.69	92.97	-75.03	Brownfield exploration
23-1502*	432044.50	6109564.30	1278.76	550.77	108.54	-78.66	Brownfield exploration
23-1503*	431881.23	6109503.57	1243.82	556.11	109.57	-75.29	Brownfield exploration
23-1504*	431684.81	6109461.28	1229.74	617.83	109.04	-74.48	Brownfield exploration
23-1505*	431879.28	6109683.31	1295.00	576.68	109.84	-70.07	Brownfield exploration
23-1506	432993.75	6108675.01	1114.03	562.96	110.16	-69.52	Brownfield exploration
23-1507	433334.33	6108603.96	1183.29	590.40	108.07	-80.32	Brownfield exploration
23-1508	431693.48	6108070.12	1305.51	552.00	45.91	-64.95	Brownfield exploration
23-1509	432750.74	6108414.13	1177.60	600.00	111.51	-79.76	Brownfield exploration
23-1510	433319.90	6108526.22	1205.08	639.78	108.65	-79.79	Brownfield exploration
23-1511	432811.02	6107797.05	1386.22	513.00	109.86	-71.11	Brownfield exploration
23-1512	432048.87	6108383.98	1236.25	585.00	110.86	-69.51	Brownfield exploration
23-1513	433109.23	6107383.53	1389.59	501.00	109.80	-70.29	Brownfield exploration
23-1514	433463.75	6108534.00	1201.50	614.78	110.12	-82.51	Brownfield exploration

Notes: * Indicates drill hole completed in previous quarter, assay results returned in current quarter.

**Projection: NAD83 UTM Zone 10N
***Azimuth: Relative to True North

Cheyenne Sica, a Member of Engineers and Geoscientists British Columbia, is Centerra's qualified person for the purpose of National Instrument 43-101. This information should be read together with our news release of February 22, 2024.

Page 1 of 7

Centerra Gold Inc. - Mount Milligan Project
Diamond Drill Hole Assay Results
Period: October 1st to December 31st, 2023

Drill Hole	Location	Purpose		From (m)	To (m)	Core Length (m)	Au (ppm)	Cu (%)	Ag (ppm)
23-1478*	Saddle Section E	Infill drilling for the western extension of Saddle zone mineralization and for shallow HGLC associated with the Saddle fault.		19.00	32.50	13.50	0.828	0.035	6.9
			including	*19.00*	*25.00*	*6.00*	*1.378*	*0.052*	*12.5*
				43.90	51.00	7.10	0.109	0.053	0.7
				62.00	72.00	10.00	0.186	0.017	0.4
				87.00	133.00	46.00	0.152	0.064	0.7
				237.00	244.00	7.00	0.112	0.065	0.9
				260.40	269.00	8.60	0.119	0.061	0.8
				295.15	332.00	36.85	0.119	0.076	0.3
23-1482*	Saddle West Section F	Infill drilling for the western extension of Saddle zone mineralization and for shallow HGLC associated with the Saddle fault.		19.05	41.85	22.80	0.459	0.128	5.6
			including	*37.15*	*38.10*	*0.95*	*6.860*	*0.097*	*96.0*
				50.40	82.20	31.80	0.336	0.128	2.7
			including	*56.30*	*57.16*	*0.86*	*1.042*	*0.033*	*0.9*
			and	*69.80*	*70.85*	*1.05*	*2.302*	*0.066*	*8.2*
			and	*80.67*	*82.20*	*1.53*	*1.796*	*0.933*	*16.6*
				88.00	130.00	42.00	0.152	0.207	2.2
				135.90	142.60	6.70	0.752	0.095	3.5
			including	*137.75*	*139.25*	*1.50*	*2.843*	*0.283*	*13.0*
				180.50	193.30	12.80	0.114	0.127	0.6
				205.00	253.50	48.50	0.149	0.191	0.7
				257.00	279.00	22.00	0.065	0.100	0.3
23-1484*	DWBX Section E	Infill drilling on the west margins of the ultimate pit boundary in the shallow DWBX breccia and underlying DWBX stock.		24.00	44.00	20.00	0.106	0.034	0.5
				52.00	68.00	16.00	0.225	0.040	0.8
				74.00	80.00	6.00	0.104	0.013	0.7
				91.53	94.00	2.47	1.625	0.119	15.7
			including	*91.53*	*92.26*	*0.73*	*4.562*	*0.201*	*37.8*
				102.00	133.00	31.00	0.224	0.037	0.9
			including	*127.00*	*129.00*	*2.00*	*1.167*	*0.053*	*2.7*
				140.13	152.00	11.87	0.136	0.046	1.2
				158.78	167.00	8.22	0.214	0.050	1.6
				172.63	223.30	50.67	1.603	0.054	6.6
			including	*186.00*	*219.00*	*33.00*	*2.301*	*0.060*	*9.2*
				232.00	236.00	4.00	0.130	0.135	2.6
				246.00	269.00	23.00	0.643	0.040	3.5
			including	*246.97*	*250.45*	*3.48*	*3.045*	*0.051*	*15.1*
				282.11	325.00	42.89	0.670	0.005	0.9
			including	*284.00*	*286.00*	*2.00*	*1.015*	*0.003*	*0.4*
			and	*292.00*	*294.00*	*2.00*	*3.735*	*0.009*	*4.2*
			and	*301.00*	*303.00*	*2.00*	*1.280*	*0.007*	*2.0*
			and	*307.00*	*308.00*	*1.00*	*1.080*	*0.006*	*1.2*
			and	*321.00*	*323.00*	*2.00*	*1.348*	*0.002*	*0.7*
				333.00	362.00	29.00	0.786	0.043	9.2
			including	*343.00*	*347.00*	*4.00*	*4.029*	*0.099*	*54.0*
				368.00	388.00	20.00	0.242	0.069	1.0
			including	*382.00*	*383.00*	*1.00*	*1.163*	*0.050*	*6.6*
				394.00	432.00	38.00	0.251	0.069	3.0
			including	*415.65*	*416.34*	*0.69*	*4.682*	*0.268*	*112.0*
				438.00	441.00	3.00	0.103	0.138	0.5

Page 2 of 7

Centerra Gold Inc. - Mount Milligan Project

Diamond Drill Hole Assay Results

Period: October 1st to December 31st, 2023

Drill Hole	Location	Purpose	From (m)		To (m)	Core Length (m)	Au (ppm)	Cu (%)	Ag (ppm)
23-1484* Continued				447.00	519.00	72.00	0.648	0.192	2.5
			including	*449.00*	*457.00*	*8.00*	*1.078*	*0.149*	*3.1*
			and	*492.00*	*500.00*	*8.00*	*2.047*	*0.125*	*4.8*
			and	*508.00*	*509.35*	*1.35*	*2.811*	*0.074*	*2.0*
				527.00	536.00	9.00	0.129	0.061	4.6
23-1487*	DWBX Section D	Infill drilling on the west margins of the ultimate pit boundary in the Goldmark and underlying DWBX zones.		10.00	24.00	14.00	0.217	0.030	0.2
				42.00	70.00	28.00	0.457	0.069	1.0
			including	*44.00*	*46.00*	*2.00*	*4.003*	*0.073*	*6.8*
				78.00	88.00	10.00	0.141	0.044	0.1
				100.00	113.00	13.00	0.139	0.105	0.2
				119.00	132.88	13.88	0.130	0.114	0.3
				137.00	164.00	27.00	0.426	0.121	5.6
			including	*162.00*	*164.00*	*2.00*	*3.962*	*0.092*	*69.7*
				166.00	201.00	35.00	0.186	0.303	0.5
				206.00	210.42	4.42	0.112	0.053	0.4
				214.00	218.00	4.00	0.114	0.050	0.5
				228.00	246.00	18.00	0.108	0.045	0.3
				252.00	263.88	11.88	0.161	0.079	0.3
				271.40	429.00	157.60	0.234	0.177	1.8
			including	*374.00*	*376.00*	*2.00*	*1.281*	*0.279*	*2.1*
23-1490*	DWBX Section D	Infill drilling on the west margins of the ultimate pit boundary targeting the shallow DWBX breccia zone.		25.14	30.00	4.86	0.117	0.023	0.1
				74.00	82.00	8.00	0.112	0.150	0.2
				94.00	115.63	21.63	0.137	0.194	0.3
				121.28	143.74	22.46	0.171	0.221	0.5
				153.22	268.00	114.78	0.199	0.195	0.4
				316.36	322.00	5.64	0.093	0.130	3.4
23-1491*	North Slope Section A	Exploration drilling for Au-Cu porphyry mineralization associated with the North Slope dyke complex.		51.80	56.00	4.20	0.368	0.073	0.5
				62.00	73.00	11.00	0.113	0.143	0.5
				79.86	86.26	6.40	0.151	0.107	0.4
				91.82	94.00	2.18	0.132	0.118	0.7
				120.00	127.00	7.00	0.255	0.039	1.3
				208.58	211.00	2.42	0.087	0.113	0.7
				233.00	241.00	8.00	0.175	0.015	0.2
				263.00	267.00	4.00	0.188	0.027	0.5
				298.00	304.00	6.00	0.228	0.016	0.3
				308.61	319.00	10.39	0.162	0.013	0.4
				349.00	366.98	17.98	0.114	0.117	2.2
				401.00	404.67	3.67	0.116	0.112	0.7
				411.50	418.34	6.84	0.109	0.115	1.4
				422.58	430.75	8.17	0.133	0.135	1.4
				443.33	501.33	58.00	0.171	0.102	2.5
			including	*471.00*	*473.35*	*2.35*	*1.388*	*0.337*	*18.4*
				537.00	541.36	4.36	0.115	0.091	2.3
				6.79	10.21	3.42	0.024	0.110	0.6
				31.00	36.00	5.00	0.105	0.056	0.9
				60.00	86.75	26.75	0.048	0.121	0.7
				91.15	94.00	2.85	0.066	0.109	0.6
				127.00	130.00	3.00	0.114	0.105	0.7
				187.40	194.46	7.06	0.104	0.146	1.1

Page 3 of 7

centerraGOLD

Centerra Gold Inc. - Mount Milligan Project
Diamond Drill Hole Assay Results
Period: October 1st to December 31st, 2023

Drill Hole	Location	Purpose		From (m)	To (m)	Core Length (m)	Au (ppm)	Cu (%)	Ag (ppm)
23-1493*	North Slope Section B	Exploration drilling for Au-Cu porphyry mineralization associated with the North Slope dyke complex.		198.00	210.84	12.84	0.116	0.139	2.0
				215.00	217.32	2.32	0.086	0.165	1.3
				233.60	236.00	2.40	0.089	0.119	0.5
				244.00	250.47	6.47	0.060	0.128	0.5
				304.60	306.65	2.05	0.281	0.069	0.5
				317.00	327.00	10.00	0.041	0.126	0.4
				337.84	340.00	2.16	0.108	0.074	2.8
				369.87	372.00	2.13	0.061	0.124	5.4
				388.00	397.00	9.00	0.134	0.029	0.3
				405.23	427.00	21.77	0.245	0.124	1.8
				429.00	459.00	30.00	0.117	0.141	1.5
				465.20	484.45	19.25	0.208	0.153	1.8
				488.97	539.50	50.53	0.199	0.219	5.1
23-1496*	North Slope Section C	Exploration drilling for Au-Cu porphyry mineralization associated with the North Slope dyke complex.		3.66	6.10	2.44	0.107	0.007	0.2
				53.00	55.02	2.02	0.212	0.010	0.3
				296.72	299.47	2.75	0.034	0.127	0.6
				348.00	356.00	8.00	0.090	0.107	1.5
				362.00	383.00	21.00	0.134	0.025	1.2
				473.25	520.00	46.75	0.099	0.160	1.7
23-1499*	Saddle West Section G	Brownfield exploration geophysics target.		160.88	178.00	17.12	0.089	0.143	1.0
				186.00	220.00	34.00	0.076	0.128	1.0
				230.00	233.54	3.54	0.063	0.146	0.8
				259.00	267.00	8.00	0.153	0.189	1.8
				310.00	314.00	4.00	0.204	0.301	2.7
				341.52	345.47	3.95	0.385	0.429	3.0
				350.00	360.00	10.00	0.545	0.572	4.5
			including	*352.00*	*354.00*	*2.00*	*1.208*	*1.420*	*13.0*
			and	*356.00*	*358.00*	*2.00*	*1.075*	*1.100*	*7.2*
				508.00	517.37	9.37	0.055	0.183	0.4
				523.00	567.00	44.00	0.064	0.125	0.4
23-1500*	North Slope Section A	Exploration drilling for for Au-Cu porphyry mineralization associated with shallow North Slope stock and North Slope dyke complex at depth.		14.00	18.00	4.00	0.282	0.041	0.8
				48.00	55.50	7.50	0.044	0.125	0.5
				65.25	81.00	15.75	0.044	0.132	0.4
				90.00	101.75	11.75	0.065	0.120	0.4
				109.80	120.00	10.20	0.046	0.134	0.5
				182.00	189.48	7.48	0.249	0.016	1.7
				220.00	226.93	6.93	0.271	0.075	1.2
				236.82	245.00	8.18	0.201	0.095	1.2
				365.80	382.37	16.57	0.222	0.079	1.1
				403.00	405.08	2.08	0.090	0.107	2.0
23-1500* continued				439.22	453.00	13.78	0.068	0.123	2.2
				466.50	470.00	3.50	0.077	0.111	1.4
				516.00	526.00	10.00	0.096	0.127	1.4
				538.00	601.00	63.00	0.110	0.129	1.4
		Exploration drilling for for Au-Cu porphyry		97.38	102.27	4.89	0.332	0.152	6.8
				237.28	244.00	6.72	0.144	0.182	1.7
				256.00	260.00	4.00	0.181	0.173	1.4
				271.00	276.74	5.74	1.819	0.192	2.3
				285.00	288.00	3.00	0.241	0.269	3.2

Page 4 of 7

Centerra Gold Inc. - Mount Milligan Project
Diamond Drill Hole Assay Results
Period: October 1st to December 31st, 2023

Drill Hole	Location	Purpose		From (m)	To (m)	Core Length (m)	Au (ppm)	Cu (%)	Ag (ppm)
23-1501*	North Slope Section A	mineralization associated with shallow North Slope stock and North Slope dyke complex at depth.		301.00	313.30	12.30	0.288	0.322	5.0
				367.00	383.00	16.00	0.240	0.272	3.2
				417.00	425.00	8.00	0.113	0.033	0.4
				442.00	445.19	3.19	0.368	0.507	6.6
				451.00	455.00	4.00	0.064	0.120	0.6
				485.00	513.00	28.00	0.124	0.137	1.7
				522.00	551.00	29.00	0.133	0.161	2.6
23-1502*	North Slope Section B	Exploration drilling for for Au-Cu porphyry mineralization associated with shallow North Slope stock and North Slope dyke complex at depth.		61.87	64.00	2.13	0.170	0.067	2.3
				86.00	94.00	8.00	0.054	0.163	1.2
				116.40	130.00	13.60	0.037	0.108	0.4
				159.41	163.00	3.59	0.094	0.153	4.9
				378.00	396.00	18.00	0.058	0.131	0.9
				402.00	433.00	31.00	0.142	0.279	1.1
				459.00	489.00	30.00	0.182	0.174	2.7
				502.01	506.47	4.46	0.199	0.272	8.6
				511.52	550.77	39.25	0.210	0.245	3.0
23-1503*	North Slope Section C	Exploration drilling for for Au-Cu porphyry mineralization associated with the North Slope dyke complex.		17.70	20.00	2.30	0.072	0.194	2.5
				28.00	36.00	8.00	0.081	0.163	1.2
				106.00	110.00	4.00	0.121	0.030	0.8
				149.00	153.00	4.00	0.244	0.082	1.6
				328.00	334.00	6.00	0.042	0.118	1.7
				348.50	352.00	3.50	0.100	0.248	1.6
				358.00	365.00	7.00	0.027	0.133	0.4
				382.00	385.70	3.70	0.324	0.550	2.5
			including	*382.00*	*382.60*	*0.60*	*1.294*	*1.890*	*9.5*
				392.50	401.00	8.50	0.137	0.185	1.2
				417.50	428.70	11.20	0.303	0.460	3.1
			including	*419.00*	*420.00*	*1.00*	*1.054*	*1.260*	*8.9*
				438.75	482.50	43.75	0.207	0.303	2.4
			including	*457.60*	*458.20*	*0.60*	*1.564*	*0.473*	*7.0*
			and	*480.50*	*481.75*	*1.25*	*0.875*	*1.550*	*15.2*
				484.35	491.20	6.85	0.643	0.891	8.4
			including	*484.35*	*488.50*	*4.15*	*0.748*	*1.084*	*10.6*
				502.00	506.00	4.00	0.065	0.145	3.6
				547.00	554.00	7.00	0.109	0.119	0.6
23-1504*	North Slope Section C	Exploration drilling for for Au-Cu porphyry mineralization associated with the North Slope dyke complex.		17.00	20.86	3.86	0.256	0.065	2.0
				264.69	270.00	5.31	0.197	0.014	0.7
				344.00	346.08	2.08	0.299	0.003	0.1
				393.00	396.00	3.00	0.056	0.118	0.9
				408.00	416.00	8.00	0.045	0.152	0.8
				424.00	426.85	2.85	0.038	0.142	0.4
				454.62	467.82	13.20	0.020	0.114	0.2
				470.50	473.00	2.50	0.022	0.101	0.5
				558.00	572.13	14.13	0.195	0.157	1.6
				584.74	594.00	9.26	0.135	0.154	1.5
	North Slope	Exploration drilling for for Au-Cu porphyry		345.00	350.00	5.00	0.086	0.164	1.5
				400.00	408.00	8.00	0.160	0.182	2.0
				441.00	449.70	8.70	0.047	0.121	1.3
				469.00	471.53	2.53	0.153	0.284	2.9

Page 5 of 7

Centerra Gold Inc. - Mount Milligan Project
Diamond Drill Hole Assay Results
Period: October 1st to December 31st, 2023

Drill Hole	Location	Purpose		From (m)	To (m)	Core Length (m)	Au (ppm)	Cu (%)	Ag (ppm)
23-1505*	North Slope Section B	mineralization associated with the North Slope dyke complex.		484.00	495.56	11.56	0.118	0.092	0.9
				525.17	*548.80*	*23.63*	*0.233*	*0.302*	*4.5*
			Including	*529.50*	*530.20*	*0.70*	*1.328*	*1.500*	*17.2*
				537.00	548.80	11.80	0.289	0.369	6.1
				557.00	576.68	19.68	0.163	0.181	2.2
23-1506	Saddle West Section G	Brownfield exploration geophysics target.		64.01	87.00	22.99	0.146	0.011	0.1
				139.32	141.50	2.18	2.759	0.022	1.6
				153.00	160.00	7.00	0.163	0.025	0.4
				178.38	182.00	3.62	0.144	0.022	0.3
				186.74	187.53	0.79	1.809	0.024	0.4
				334.00	340.00	6.00	0.108	0.044	1.0
				370.22	424.58	54.36	0.142	0.118	1.6
				429.00	458.00	29.00	0.171	0.118	1.1
				462.08	480.00	17.92	0.172	0.177	1.4
				519.00	562.96	43.96	0.078	0.156	0.5
23-1507	Boundary Section G	Exploration drilling for the western extension of Au-Cu porphyry mineralization associated with the shallow Boundary stock and underlying Southern Star stock.		102.46	104.70	2.24	1.433	0.371	27.5
				151.00	156.00	5.00	0.052	0.119	1.9
				168.00	172.00	4.00	0.049	0.117	1.7
				370.00	374.00	4.00	0.158	0.101	0.9
				388.00	398.00	10.00	0.176	0.103	1.0
				416.00	422.00	6.00	0.251	0.207	2.3
				428.00	438.00	10.00	0.207	0.208	2.9
				455.00	490.60	35.60	0.219	0.216	2.5
				495.04	504.00	8.96	0.131	0.140	0.4
				520.00	564.00	44.00	0.062	0.141	0.5
				570.00	588.00	18.00	0.119	0.164	3.2
23-1508	M6 Section J	Brownfield exploration geophysics target.		196.00	198.00	2.00	1.766	0.030	20.6
				440.43	442.80	2.37	0.367	0.005	3.4
				474.00	484.00	10.00	0.103	0.014	0.5
23-1509	Boundary Section H	Brownfield exploration geophysics and surface Cu geochemistry target.		45.67	55.00	9.33	0.287	0.058	2.2
				100.00	124.42	24.42	0.274	0.031	1.1
			including	*107.65*	*108.18*	*0.53*	*3.298*	*0.130*	*11.4*
				141.00	145.45	4.45	0.262	0.053	2.8
				173.93	183.50	9.57	0.339	0.040	4.6
			including	*173.93*	*174.70*	*0.77*	*1.398*	*0.023*	*1.1*
				195.50	208.60	13.10	0.635	0.111	24.9
			including	*200.03*	*202.70*	*2.67*	*2.328*	*0.344*	*101.2*
				215.26	289.00	73.74	0.336	0.066	4.1
			including	*242.03*	*243.25*	*1.22*	*1.392*	*0.097*	*2.2*
			and	*262.00*	*267.00*	*5.00*	*2.003*	*0.059*	*13.7*
			and	*287.00*	*289.00*	*2.00*	*1.798*	*0.058*	*35.7*
				295.65	298.00	2.35	0.147	0.028	0.5
				455.80	460.30	4.50	0.171	0.187	1.0
				523.14	528.11	4.97	0.047	0.120	0.5
				544.00	552.00	8.00	0.213	0.225	2.5
				560.00	566.47	6.47	0.080	0.138	1.3
				590.00	598.00	8.00	0.100	0.117	0.9
				71.12	76.00	4.88	0.463	0.187	7.2
				101.00	119.00	18.00	0.055	0.133	1.4

Page 6 of 7

centerraGOLD

Centerra Gold Inc. - Mount Milligan Project
Diamond Drill Hole Assay Results
Period: October 1st to December 31st, 2023

Drill Hole	Location	Purpose	From (m)	To (m)	Core Length (m)	Au (ppm)	Cu (%)	Ag (ppm)
23-1510	Boundary Section G	Exploration drilling for the western extension of Au-Cu porphyry mineralization associated with the shallow Boundary stock and underlying Southern Star stock.	192.10	199.00	6.90	0.278	0.100	9.3
			202.88	205.00	2.12	0.080	0.121	1.6
			346.10	348.23	2.13	0.038	0.102	1.2
			352.00	356.75	4.75	0.058	0.110	1.6
			369.00	371.43	2.43	0.055	0.124	1.4
			373.00	375.12	2.12	0.043	0.101	1.1
			469.00	481.00	12.00	0.129	0.112	0.6
			487.00	507.00	20.00	0.113	0.147	0.5
			511.57	554.00	42.43	0.202	0.322	1.0
			561.59	601.35	39.76	0.072	0.177	0.6
23-1511	Orica Section J	Brownfield exploration geophysics target.	131.50	132.20	0.70	1.512	0.174	5.9
			291.00	295.20	4.20	1.254	0.047	2.5
			including 294.50	*295.20*	*0.70*	*5.726*	*0.170*	*11.8*
			303.92	322.00	18.08	0.548	0.026	1.9
			including 303.92	*308.05*	*4.13*	*1.952*	*0.082*	*4.3*
			380.00	384.00	4.00	0.155	0.005	1.7
23-1512	M6 Section I	Brownfield exploration geophysics target.	218.00	220.34	2.34	0.159	0.004	0.1
			521.00	534.50	13.50	0.155	0.053	3.3
			540.00	548.70	8.70	0.538	0.363	15.6
			including 545.00	*548.70*	*3.70*	*1.048*	*0.570*	*28.7*
			562.80	565.00	2.20	0.722	0.014	0.4
23-1513	Orica Section J	Brownfield exploration geophysics target.	247.66	250.00	2.34	0.528	0.060	4.5
			309.00	325.00	16.00	0.125	0.038	0.8
			495.00	499.00	4.00	0.162	0.010	0.4
23-1514	Boundary Section G	Exploration drilling for the western extension of Au-Cu porphyry mineralization associated with the shallow Boundary stock and underlying Southern Star stock.	42.00	66.66	24.66	0.034	0.125	0.6
			129.00	154.00	25.00	0.152	0.181	3.0
			329.00	341.00	12.00	0.141	0.163	1.8
			370.00	384.00	14.00	0.148	0.205	0.7
			394.00	402.00	8.00	0.111	0.149	1.3
			436.00	439.08	3.08	0.063	0.139	0.7
			489.28	505.79	16.51	0.147	0.180	1.9
			526.00	548.83	22.83	0.133	0.234	1.3

Notes: * Indicates drill hole completed in previous quarter, assay results returned in current quarter.

Assays are reported true values without top cutting. Reported intervals are longer than 2.0 m, grade greater than 0.1 g/t Au or 0.1% Cu and include maximum internal waste of 4.0 m where it exists. Intervals less than 2.0 m but with grade above 1.0 g/t Au are also reported. Significant assay intervals reported represent apparent widths due to the undefined geometry of mineralization in this zone, relationship between fault blocks, and conceptual nature of the exploration target.

Cheyenne Sica, a Member of Engineers and Geoscientists British Columbia, is Centerra's qualified person for the purpose of National Instrument 43-101. This information should be read together with our news release of February 22, 2024.

Page 7 of 7

Centerra Gold Inc. - Goldfield District Project
Drill Hole Locations
Period: from October 1, 2023 to December 31, 2023

Hole ID	Location	Location Easting**	Location Northing**	Elevation (m)	Length (ft)	Length (m)	Collar Azimuth***	Collar Dip	Purpose
GEM-22-TS04*	Gemfield	478318.72	4176395.34	1704.43	755.00	230.12	252.52	-71.50	Geotechnical
GEM-22-TS05*	Gemfield	478175.61	4176161.04	1708.36	599.50	182.73	57.12	-59.20	Geotechnical
GEM-22-TS07*	Gemfield	478512.62	4176429.36	1695.96	492.50	150.11	264.25	-87.62	Geotechnical
GEM23D21*	Gemfield	478928.54	4177106.56	1680.91	998.80	304.43	272.33	-79.00	Exploration
GEM23D42*	Callisto	479548.39	4178807.33	1656.83	259.00	78.94	90.48	-65.71	Exploration
GEM23D42A*	Callisto	479547.94	4178804.88	1657.27	1317.00	401.42	92.72	-64.70	Exploration
GEM23D45*	Callisto	479852.89	4178988.17	1653.44	1271.00	387.40	92.30	-68.63	Exploration
GEM23D46*	Callisto	479497.48	4178358.46	1656.35	1206.50	367.74	270.20	-74.23	Exploration
GEM23D47*	Callisto	479497.48	4178358.20	1656.30	1275.50	388.77	90.08	-68.16	Exploration
GEM23D48*	Jupiter	479537.60	4177314.10	1676.56	727.00	221.59	92.79	-54.85	Exploration
GEM23D49*	Jupiter	479541.90	4177313.70	1676.75	828.00	252.37	268.51	-65.09	Exploration
GEM23D50*	Jupiter	479724.10	4177682.20	1677.26	497.00	151.49	89.86	-54.37	Exploration
GEM23D51*	Jupiter	479680.21	4177770.15	1668.70	500.00	152.40	89.65	-60.12	Exploration
GEM23D52*	Jupiter	479836.86	4177675.72	1676.27	402.00	122.53	89.99	-58.51	Exploration
GEM23D53*	Jupiter	479669.74	4177595.71	1672.58	227.00	69.19	91.33	-60.46	Exploration
GEM23D53A*	Jupiter	479666.97	4177595.83	1672.39	427.00	130.15	90.80	-60.27	Exploration
GEM23D54*	Jupiter	479668.06	4178159.54	1677.00	577.00	175.87	90.13	-59.33	Exploration
GEM23D55	Jupiter	479532.92	4178115.58	1671.36	627.00	191.11	90.14	-60.17	Exploration
GEM23D56	Jupiter	479673.80	4178015.00	1694.28	557.00	169.77	89.75	-59.96	Exploration
GEM23D57	Jupiter	479765.30	4177994.50	1700.92	595.00	181.36	89.22	-59.45	Exploration
GEM23D58	Jupiter	479821.60	4177799.80	1675.46	347.00	105.77	80.95	-59.63	Exploration
GEM23D59	Jupiter	479711.60	4177624.00	1677.99	244.00	74.37	91.44	-58.26	Exploration
GEM23D60	Jupiter	479599.40	4177842.00	1666.44	576.50	175.72	89.55	-60.24	Exploration
GEM23D61	Gemfield East	479678.21	4177544.68	1676.25	428.50	130.61	91.11	-65.31	Exploration
GEM23D62	Jupiter	479594.70	4177808.46	1667.98	525.50	160.17	88.73	-59.43	Exploration
GFM-22-D01*	Goldfield Main	480507.90	4174237.29	1731.41	993.00	302.67	301.54	-67.45	Exploration
GFM-22-D02*	Goldfield Main	480583.81	4174628.66	1743.30	950.70	289.77	272.12	-67.67	Exploration
GFM-22-TS01*	Goldfield Main	480565.94	4174435.07	1732.00	625.00	190.50	108.15	-67.11	Geotechnical
GFM-22-TS02*	Goldfield Main	480579.49	4174643.53	1743.78	600.00	182.88	70.24	-75.40	Geotechnical
GFM-22-TS03*	Goldfield Main	480549.87	4174193.31	1740.27	900.30	274.41	120.24	-75.68	Geotechnical
GFM-22-TS04*	Goldfield Main	480445.59	4174516.97	1729.94	623.00	189.89	233.17	-65.56	Geotechnical
GFM-22-TS05*	Goldfield Main	480405.87	4174367.85	1730.33	692.00	210.92	211.98	-69.14	Geotechnical
GFM-22-TS06*	Goldfield Main	480264.45	4174409.19	1723.44	497.50	151.64	318.63	-61.69	Geotechnical
GFM-23-D03*	Goldfield Main	480338.18	4174975.78	1716.44	701.40	213.79	125.92	-74.48	Exploration
GFM-23-TS09*	Goldfield Main	480670.96	4174407.38	1736.01	743.00	226.47	59.90	-60.27	Geotechnical
GOL23D04*	Goldfield Main	480691.12	4173866.25	1738.32	1200.00	365.76	238.77	-62.25	Exploration

Notes: Drillholes marked with an asterisk were completed in the previous quarter, but assay results received in Q4.
Richard Adofo, a member of the Professional Association of Geoscientist Ontario, is Centerra's qualified person for the purpose of National Instrument 43-101. This information should be read together with our news release of February 22, 2024.

**Projection: NAD83 UTM Zone 11N

***Azimuth: Relative to True North

Centerra Gold Inc. - Goldfield District Project
Drill Hole Assay Results
Period: from Oct 01, 2023 to Dec 31, 2023

Drill Hole	Location	Purpose	From (ft)	To (ft)	Length (ft)	Au (ppm)
GEM-22-TS04*	on table	Geotechnical	No significant intercepts			
GEM-22-TS05*	on table	Geotechnical	No significant intercepts			
GEM-22-TS07*	Section N46900	Geotechnical	21.0	162.0	141.0	0.41
GEM23D21*	Section N49100	Exploration	553.6	566.0	12.4	0.36
GEM23D42A*	Section N54600 - 54700	Exploration	683.0	703.0	20.0	0.19
			1148.0	1158.0	10.0	0.22
			1258.0	1268.4	10.4	0.20
GEM23D45*	Section N55300	Exploration	784.0	799.0	15.0	0.18
			843.0	875.0	32.0	0.35
			1002.0	1099.0	97.0	0.23
			1130.0	1140.0	10.0	0.32
GEM23D46*	Section N53200	Exploration	915.0	967.0	52.0	0.54
			1033.0	1070.0	37.0	0.24
GEM23D47*	Section N53200	Exploration	605.0	641.0	36.0	0.20
			844.0	856.0	12.0	0.21
			942.0	957.0	15.0	0.60
			1076.0	1143.0	67.0	0.21
			1158.0	1168.0	10.0	0.33
GEM23D48*	Section N49800	Exploration	0.0	24.0	24.0	0.49
GEM23D49*	Section N49800	Exploration	0.0	27.0	27.0	0.59
GEM23D50*	Section N51000	Exploration	26.0	70.0	44.0	0.30
			114.0	124.2	10.2	0.29
			178.0	203.0	25.0	0.23
GEM23D51*	Section N51300	Exploration	52.0	92.0	40.0	0.22
			123.0	142.0	19.0	0.30
GEM23D52*	Section N51000	Exploration	No significant intercepts			
GEM23D53A*	Section N50700	Exploration	144.0	176.0	32.0	0.17
			206.0	222.5	16.5	0.21
GEM23D54*	on table	Exploration	No significant intercepts			
GEM23D55	Section N52400	Exploration	272.0	282.0	10.0	0.31
GEM23D56	on table	Exploration	No significant intercepts			
GEM23D57	Section N52000	Exploration	406.0	418.0	12.0	0.17
GEM23D58	Section N51400	Exploration	209.0	223.0	14.0	0.20
GEM23D59	Section N50800	Exploration	10.0	53.0	43.0	0.24
			127.0	177.0	50.0	0.20
GEM23D60	SectionN51500	Exploration	126.0	211.2	85.2	0.30
GEM23D61	on table	Exploration	No significant intercepts			
GEM23D62	Section N51400	Exploration	147.0	222.0	75.0	0.23
GFM-22-D01*	Section 17	Exploration	508.0	581.0	73.0	0.49
			623.9	643.0	19.1	0.71
GFM-22-D02*	Section 25 - 26	Exploration	515.6	609.0	93.4	4.00
			includes *574.3*	*577.3*	*3.0*	*116.30*
GFM-22-TS01*	Section 19 - 20	Geotechnical	0.0	12.8	12.8	0.42
			122.0	146.0	24.0	0.53
GFM-22-TS02*	Section 25	Geotechnical	39.0	50.8	11.8	0.26
GFM-22-TS03*	Section 12	Geotechnical	494.6	509.0	14.4	1.22
			535.0	549.0	14.0	0.38
GFM-22-TS04*	Section 24	Geotechnical	0.0	33.0	33.0	0.24
			299.1	341.5	42.4	0.40
			343.0	432.5	89.5	0.73
			434.0	448.5	14.5	0.32
			455.5	472.8	17.3	0.87
			376.0	452.0	76.0	1.58

Centerra Gold Inc. - Goldfield District Project
Drill Hole Assay Results
Period: from Oct 01, 2023 to Dec 31, 2023

Drill Hole	Location	Purpose	From (ft)		To (ft)	Length (ft)	Au (ppm)
GFM-22-TS05*	Section 20	Geotechnical	*includes*	*403.8*	*423.9*	*20.1*	*3.98*
				503.0	523.0	20.0	0.57
			includes	*547.7*	*554.0*	*6.3*	*8.69*
GFM-22-TS06*	Section 24 - 25	Geotechnical		95.0	122.5	27.5	0.22
				282.0	299.3	17.3	0.61
GFM-23-D03*	Section 39	Exploration		340.0	363.2	23.2	0.40
				368.2	395.3	27.1	0.35
GFM-23-TS09*	Section 17	Geotechnical	No significant intercepts				
GOL23D04*	Section 2	Exploration		185.0	200.0	15.0	0.29
				239.0	261.3	22.3	1.20
			includes	*259.8*	*261.3*	*1.5*	*3.42*
				339.0	360.0	21.0	0.19
				414.0	428.0	14.0	0.22
				462.0	497.5	35.5	0.26

Notes:

* Indicates drill hole completed in previous quarter, assay results returned in current quarter.
Assays are reported true values without top cutting. Reported intervals are equal to or longer than 10.0 ft, grade greater than 0.15 g/t Au and include maximum internal waste of 10.0 ft where it exists. Including intervals are greater than 3.0 g/t Au grade. Regarding true width – for GEM ~70-90%.
Richard Adofo, a member of the Professional Association of Geoscientist Ontario, is Centerra's qualified person for the purpose of National Instrument 43-101. This information should be read together with our news release as of February 22, 2024.

Centerra Gold Inc. - Goldfield District Project
Drill Hole Assay Results
Period: from Oct 01, 2023 to Dec 31, 2023

Drill Hole	Location	Purpose	From (m)	To (m)	Length (m)	Au (ppm)
GEM-22-TS04*	on table	Geotechnical	No significant intercepts			
GEM-22-TS05*	on table	Geotechnical	No significant intercepts			
GEM-22-TS07*	Section N46900	Geotechnical	6.40	49.38	42.98	0.41
GEM23D21*	Section N49100	Exploration	168.74	172.52	3.78	0.36
GEM23D42A*	Section N54600 - 54700	Exploration	208.18	214.27	6.10	0.19
			349.91	352.96	3.05	0.22
			383.44	386.61	3.17	0.20
GEM23D45*	Section N55300	Exploration	238.96	243.54	4.57	0.18
			256.95	266.70	9.75	0.35
			305.41	334.98	29.57	0.23
			344.42	347.47	3.05	0.32
GEM23D46*	Section N53200	Exploration	278.89	294.74	15.85	0.54
			314.86	326.14	11.28	0.24
GEM23D47*	Section N53200	Exploration	184.40	195.38	10.97	0.20
			257.25	260.91	3.66	0.21
			287.12	291.69	4.57	0.60
			327.96	348.39	20.42	0.21
			352.96	356.01	3.05	0.33
GEM23D48*	Section N49800	Exploration	0.00	7.32	7.32	0.49
GEM23D49*	Section N49800	Exploration	0.00	8.23	8.23	0.59
GEM23D50*	Section N51000	Exploration	7.92	21.34	13.41	0.30
			34.75	37.86	3.11	0.29
			54.25	61.87	7.62	0.23
GEM23D51*	Section N51300	Exploration	15.85	28.04	12.19	0.22
			37.49	43.28	5.79	0.30
GEM23D52*	Section N51000	Exploration	No significant intercepts			
GEM23D53A*	Section N50700	Exploration	43.89	53.64	9.75	0.17
			62.79	67.82	5.03	0.21
GEM23D54*	on table	Exploration	No significant intercepts			
GEM23D55	Section N52400	Exploration	82.91	85.95	3.05	0.31
GEM23D56	on table	Exploration	No significant intercepts			
GEM23D57	Section N52000	Exploration	123.75	127.41	3.66	0.17
GEM23D58	Section N51400	Exploration	63.70	67.97	4.27	0.20
GEM23D59	Section N50800	Exploration	3.05	16.15	13.11	0.24
			38.71	53.95	15.24	0.20
GEM23D60	SectionN51500	Exploration	38.40	64.37	25.97	0.30
GEM23D61	on table	Exploration	No significant intercepts			
GEM23D62	Section N51400	Exploration	44.81	67.70	22.86	0.23
GFM-22-D01*	Section 17	Exploration	154.84	177.09	22.25	0.49
			190.16	195.99	5.82	0.71
GFM-22-D02*	Section 25 - 26	Exploration	157.15	185.62	28.47	4.00
			includes *175.05*	*175.96*	*0.91*	*116.30*
GFM-22-TS01*	Section 19 - 20	Geotechnical	0.00	3.90	3.90	0.42
			37.19	44.50	7.32	0.53
GFM-22-TS02*	Section 25	Geotechnical	11.89	15.48	3.60	0.26
GFM-22-TS03*	Section 12	Geotechnical	150.75	155.14	4.39	1.22
			163.07	167.34	4.27	0.38
GFM-22-TS04*	Section 24	Geotechnical	0.00	10.06	10.06	0.24
			91.17	104.09	12.92	0.40
			104.55	131.83	27.28	0.73
			132.28	136.70	4.42	0.32
			138.84	144.11	5.27	0.87
GFM-22-TS05*	Section 20	Geotechnical	114.60	137.77	23.16	1.58
			includes *123.08*	*129.05*	*6.13*	*3.98*
			153.31	159.41	6.10	0.57

centerraGOLD

Centerra Gold Inc. - Goldfield District Project
Drill Hole Assay Results
Period: from Oct 01, 2023 to Dec 31, 2023

Drill Hole	Location	Purpose	From (m)		To (m)	Length (m)	Au (ppm)
			includes	*166.94*	*168.86*	*1.92*	*8.69*
GFM-22-TS06*	Section 24 - 25	Geotechnical		28.96	37.34	8.38	0.22
				85.95	91.23	5.27	0.61
GFM-23-D03*	Section 39	Exploration		103.63	110.70	7.07	0.40
				112.23	120.49	8.26	0.35
GFM-23-TS09*	Section 17	Geotechnical	No significant intercepts				
GOL23D04*	Section 2	Exploration		56.39	60.96	4.57	0.29
				72.85	79.64	6.80	1.20
			includes	*79.19*	*79.64*	*0.46*	*3.42*
				103.33	109.73	6.40	0.19
				126.19	130.45	4.27	0.22
				140.82	151.64	10.82	0.26

Notes:

* Indicates drill hole completed in previous quarter, assay results returned in current quarter.

Assays are reported true values without top cutting. Reported intervals are equal to or longer than 10.0 ft, grade greater than 0.15 g/t Au and include maximum internal waste of 10.0 ft where it exists. Including intervals are greater than 3.0 g/t Au grade. Regarding true width – for GEM ~70-90%.

Richard Adofo, a member of the Professional Association of Geoscientist Ontario, is Centerra's qualified person for the purpose of National Instrument 43-101. This information should be read together with our news release as of February 22, 2024.

Centerra Gold Inc. - Goldfield District Project

Drill Hole Assay Results

Period: from Oct 01, 2023 to Dec 31, 2023

Drill Hole	Location	Purpose	From (ft)	From (m)	To (ft)	To (m)	Length (ft)	Length (m)	Au (ppm)
GEM-22-TS04*	on table	Geotechnical	No significant intercepts						
GEM-22-TS05*	on table	Geotechnical	No significant intercepts						
GEM-22-TS07*	Section N46900	Geotechnical	21.0	6.40	162.0	49.38	141.0	42.98	0.41
GEM23D21*	Section N49100	Exploration	553.6	168.74	566.0	172.52	12.4	3.78	0.36
GEM23D42A*	Section N54600 - 54700	Exploration	683.0	208.18	703.0	214.27	20.0	6.10	0.19
			1148.0	349.91	1158.0	352.96	10.0	3.05	0.22
			1258.0	383.44	1268.4	386.61	10.4	3.17	0.20
GEM23D45*	Section N55300	Exploration	784.0	238.96	799.0	243.54	15.0	4.57	0.18
			843.0	256.95	875.0	266.70	32.0	9.75	0.35
			1002.0	305.41	1099.0	334.98	97.0	29.57	0.23
			1130.0	344.42	1140.0	347.47	10.0	3.05	0.32
GEM23D46*	Section N53200	Exploration	915.0	278.89	967.0	294.74	52.0	15.85	0.54
			1033.0	314.86	1070.0	326.14	37.0	11.28	0.24
GEM23D47*	Section N53200	Exploration	605.0	184.40	641.0	195.38	36.0	10.97	0.20
			844.0	257.25	856.0	260.91	12.0	3.66	0.21
			942.0	287.12	957.0	291.69	15.0	4.57	0.60
			1076.0	327.96	1143.0	348.39	67.0	20.42	0.21
			1158.0	352.96	1168.0	356.01	10.0	3.05	0.33
GEM23D48*	Section N49800	Exploration	0.0	0.00	24.0	7.32	24.0	7.32	0.49
GEM23D49*	Section N49800	Exploration	0.0	0.00	27.0	8.23	27.0	8.23	0.59
GEM23D50*	Section N51000	Exploration	26.0	7.92	70.0	21.34	44.0	13.41	0.30
			114.0	34.75	124.2	37.86	10.2	3.11	0.29
			178.0	54.25	203.0	61.87	25.0	7.62	0.23
GEM23D51*	Section N51300	Exploration	52.0	15.85	92.0	28.04	40.0	12.19	0.22
			123.0	37.49	142.0	43.28	19.0	5.79	0.30
GEM23D52*	Section N51000	Exploration	No significant intercepts						
GEM23D53A*	Section N50700	Exploration	144.0	43.89	176.0	53.64	32.0	9.75	0.17
			206.0	62.79	222.5	67.82	16.5	5.03	0.21
GEM23D54*	on table	Exploration	No significant intercepts						
GEM23D55	Section N52400	Exploration	272.0	82.91	282.0	85.95	10.0	3.05	0.31
GEM23D56	on table	Exploration	No significant intercepts						
GEM23D57	Section N52000	Exploration	406.0	123.75	418.0	127.41	12.0	3.66	0.17
GEM23D58	Section N51400	Exploration	209.0	63.70	223.0	67.97	14.0	4.27	0.20
GEM23D59	Section N50800	Exploration	10.0	3.05	53.0	16.15	43.0	13.11	0.24
			127.0	38.71	177.0	53.95	50.0	15.24	0.20
GEM23D60	SectionN51500	Exploration	126.0	38.40	211.2	64.37	85.2	25.97	0.30
GEM23D61	on table	Exploration	No significant intercepts						
GEM23D62	Section N51400	Exploration	147.0	44.81	222.0	67.70	75.0	22.86	0.23
GFM-22-D01*	Section 17	Exploration	508.0	154.84	581.0	177.09	73.0	22.25	0.49
			623.9	190.16	643.0	195.99	19.1	5.82	0.71
GFM-22-D02*	Section 25 - 26	Exploration	515.6	157.15	609.0	185.62	93.4	28.47	4.00
			includes *574.3*	*175.05*	*577.3*	*175.96*	*3.0*	*0.91*	*116.30*
GFM-22-TS01*	Section 19 - 20	Geotechnical	0.0	0.00	12.8	3.90	12.8	3.90	0.42
			122.0	37.19	146.0	44.50	24.0	7.32	0.53
GFM-22-TS02*	Section 25	Geotechnical	39.0	11.89	50.8	15.48	11.8	3.60	0.26
GFM-22-TS03*	Section 12	Geotechnical	494.6	150.75	509.0	155.14	14.4	4.39	1.22
			535.0	163.07	549.0	167.34	14.0	4.27	0.38
GFM-22-TS04*	Section 24	Geotechnical	0.0	0.00	33.0	10.06	33.0	10.06	0.24
			299.1	91.17	341.5	104.09	42.4	12.92	0.40
			343.0	104.55	432.5	131.83	89.5	27.28	0.73
			434.0	132.28	448.5	136.70	14.5	4.42	0.32
			455.5	138.84	472.8	144.11	17.3	5.27	0.87
GFM-22-TS05*	Section 20	Geotechnical	376.0	114.60	452.0	137.77	76.0	23.16	1.58
			includes *403.8*	*123.08*	*423.9*	*129.05*	*20.1*	*6.13*	*3.98*
			503.0	153.31	523.0	159.41	20.0	6.10	0.57

centerra GOLD

Centerra Gold Inc. - Goldfield District Project
Drill Hole Assay Results
Period: from Oct 01, 2023 to Dec 31, 2023

Drill Hole	Location	Purpose		From (ft)	From (m)	To (ft)	To (m)	Length (ft)	Length (m)	Au (ppm)
			includes	*547.7*	*166.94*	*554.0*	*168.86*	*6.3*	*1.92*	*8.69*
GFM-22-TS06*	Section 24 - 25	Geotechnical		95.0	28.96	122.5	37.34	27.5	8.38	0.22
				282.0	85.95	299.3	91.23	17.3	5.27	0.61
GFM-23-D03*	Section 39	Exploration		340.0	103.63	363.2	110.70	23.2	7.07	0.40
				368.2	112.23	395.3	120.49	27.1	8.26	0.35
GFM-23-TS09*	Section 17	Geotechnical	No significant intercepts							
GOL23D04*	Section 2	Exploration		185.0	56.39	200.0	60.96	15.0	4.57	0.29
				239.0	72.85	261.3	79.64	22.3	6.80	1.20
			includes	*259.8*	*79.19*	*261.3*	*79.64*	*1.5*	*0.46*	*3.42*
				339.0	103.33	360.0	109.73	21.0	6.40	0.19
				414.0	126.19	428.0	130.45	14.0	4.27	0.22
				462.0	140.82	497.5	151.64	35.5	10.82	0.26

Notes: * Indicates drill hole completed in previous quarter, assay results returned in current quarter.
Assays are reported true values without top cutting. Reported intervals are equal to or longer than 10.0 ft, grade greater than 0.15 g/t Au and include maximum internal waste of 10.0 ft where it exists.
Including intervals are greater than 3.0 g/t Au grade. Regarding true width – for GEM ~70-90%.
Richard Adofo, a member of the Professional Association of Geoscientist Ontario, is Centerra's qualified person for the purpose of National Instrument 43-101. This information should be read together with our news release as of February 22, 2024.

centerraGOLD

Centerra Gold Inc. - Oakley Project
Drill Hole Locations
Period: October 1, 2023 to December 31, 2023

Hole ID	Location	Location Easting**	Location Northing**	Elevation (m)	Length (m)	Collar Azimuth***	Collar Dip
BHC-23-28*	Blue Hill	261063.53	4656284.24	1861.50	203.60	181.03	-69.86
BHC-23-29*	Blue Hill	260648.16	4656587.47	1795.41	27.15	90.00	-70.00
BHC-23-29A*	Blue Hill	260647.18	4656587.59	1796.67	183.80	103.28	-69.22

Notes: Drillholes marked with an asterisk were completed in the previous quarter, but assay results received in Q4.
Richard Adofo, a member of the Professional Association of Geoscientist Ontario, is Centerra's qualified person for the purpose of National Instrument 43-101. This information should be read together with our news release of February 22, 2024.

**Projection: NAD83 UTM Zone 12N

***Azimuth: Relative to True North

Page 1 of 2

centerra GOLD

Centerra Gold Inc. - Oakley Project
Drill Hole Assay Results
Period: October 1, 2023 to December 31, 2023

Drill Hole	Location	Purpose	From (m)	To (m)	Length (m)	Au (ppm)
BHC-23-28*	Section 1	Exploration	156.20	167.20	11.00	0.17
			168.45	185.90	17.45	0.55
BHC-23-29*		Exploration	Failed			
BHC-23-29A*	Section 2	Exploration	65.30	81.80	16.50	0.16

Notes: * Indicates drill hole completed in previous quarter, assay results returned in current quarter. Assays are reported true values without top cutting. Reported intervals are equal to or longer than 3.0 m with a grade greater 0.15 g/t Au and include maximum internal waste of 3.0 m, where it exists. Including intervals are greater than 3.0 g/t Au grade. Regarding true width - for Oakley ~60-80%.

Richard Adofo, a member of the Professional Association of Geoscientist Ontario, is Centerra's qualified person for the purpose of National Instrument 43-101. This information should be read together with our news release as of February 22, 2024.

Centerra Gold Inc. - Öksüt Gold Project

Drill Hole Locations

Period October 1, 2023 to December 31, 2023

Drill Hole	Location	Purpose	Location Easting *	Location Northing *	Elevation (m)	Length (m)	Collar Azimuth **	Collar Dip
ODD0743*	Keltepe	Geophysical Target	719,156	4,240,097	1721.90	650.0	93.80	-77.10
ODD0744	Keltepe NW	Geophysical Target	718,377	4,240,895	1627.80	681.0	53.00	-61.10
ODD0745	Boztepe North	Geophysical Target	718,001	4,240,619	1697.00	10.8	90.00	-60.00
ODD0745A	Boztepe North	Geophysical Target	717,998	4,240,620	1693.78	581.3	87.30	-60.60
ODD0746	Buyuktepe	Geophysical Target	718,878	4,240,373	1818.96	271.1	91.50	-60.20
ODD0747	Keltepe	Geophysical Target	719,165	4,240,334	1769.00	693.5	91.50	-80.50

Richard Adofo, a Member of the Professional Association of Geoscientist Ontario, is Centerra's qualified person for the purpose of National Instrument 43-101. This information should be read together with our news release of February 22, 2024.
Table is current as of December 31, 2023
* Indicates drill hole completed in previous quarter, assay results returned in current quarter.

* Projection: UTM ED50 Zone 36
** Azimuth: relative to grid

Page 1 of 2

Centerra Gold Inc. - Öksüt Gold Project

Drill Hole Assay Results

Period October 1, 2023 to December 31, 2023

Drill Hole	Location	Purpose	From (m)	To (m)	Core Length (m)	Au (g/t)	Oxidation
ODD0743*	Keltepe (Section D)	Geophysical Target	217.9	224.2	6.3	0.39	Sulphide
ODD0744	Keltepe NW (Section A)	Geophysical Target	77.0	83.0	6.0	0.26	Oxide
ODD0745	Boztepe North	Geophysical Target - Abonded	*No Significant Intercept*				
ODD0745A	Boztepe North (Section B)	Geophysical Target	286.3	298.0	11.7	0.46	Sulphide
			Assay Results Pending				
ODD0746	Buyuktepe (Section C)	Geophysical Target	*Assay Results Pending*				
ODD0747	Keltepe (Section C)	Geophysical Target	*Assay Results Pending*				

Notes: Assay results are true values without top cutting. Reported intervals are longer than 5 metres and greater than 0.20 g/t Au with a maximum of 5 metres internal dilution allowed. True widths for mineralized zones are about 60% to 90% of stated down hole interval. Oxidation assignment is a visual discrimination from core logging.

Richard Adofo, a Member of the Professional Association of Geoscientist Ontario, is Centerra's qualified person for the purpose of National Instrument 43-101. This information should be read together with our news release of February 22, 2024. Table is current as of December 31, 2023.
* Indicates drill hole completed in previous quarter, assay results returned in current quarter.

Page 2 of 2